UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 046927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 N. Mayfair Road, Suite 210
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Hassler (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tg 1/21/15

OATH OR AFFIRMATION

I, Joel Hassler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRENT A. RITCHEY NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Capital Management, Inc.
Table of Contents

Year Ended April 30, 2014

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.
CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Charter Capital Management, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Charter Capital Management, Inc. (a Wisconsin corporation), which comprise the statement of financial condition as of April 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Waukesha, Wisconsin
June 17, 2014

Charter Capital Management, Inc.
Statement of Financial Condition
April 30, 2014

Assets

	2014
Current Assets	
Cash	$ 263,660
Advisory fees receivable	2,335
Commissions receivable	5,880
Prepaid expenses	8,549
Estimated tax payments	2,776
Total Current Assets	283,200
Property and Equipment	
Computer equipment	14,486
Office furniture, fixtures, and equipment	8,864
Total Property and Equipment	23,350
Less: accumulated depreciation	(12,334)
Net Property and Equipment	11,016
Other Assets	
Goodwill	134,047
Non-compete agreement	40,000
Less: accumulated amortization	(4,167)
Total Other Assets	169,880
Total Assets	$ 464,096

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Financial Condition
April 30, 2014

Liabilities and Stockholder's Equity

		2014
Current Liabilities		
Accounts payable	$	470
Accrued payroll taxes		2,936
Total Current Liabilities		3,406
Stockholder's Equity		
Common stock		25
Paid in capital		2,321
Retained earnings		458,344
Total Stockholder's Equity		460,690
Total Liabilities and Stockholder's Equity	$	464,096

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Income
Year Ended April 30, 2014

		2014
Revenue		
Advisory fees	$	917,641
Commissions		50,911
Total Revenue		968,552
Expenses		
Payroll and related benefits		346,781
Commissions		355,837
Communications		7,916
Occupancy		19,600
Other operating expenses		71,925
Total Expenses		802,059
Net Income From Operations		166,493
Other Income		
Interest income		1
Total Other Income		1
Net Income Before Income Taxes		166,494
Provision for income taxes		(10,789)
Net Income	$	155,705

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholders' Equity
Year Ended April 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, April 30, 2013	$ 25	$ 2,321	$ 302,639	$ 304,985
Net Income	-	-	155,705	155,705
Balance, April 30, 2014	$ 25	$ 2,321	$ 458,344	$ 460,690

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Cash Flows
Year Ended April 30, 2014

	2014
Cash Flows from Operating Activities	
Net Income	$ 155,705
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,199
Changes in operating assets and liabilities:	
Advisory fees receivable	(2,335)
Commissions receivable	2,965
Prepaid expenses	6,031
Estimated tax payments	884
Accounts payable	114
Accrued payroll taxes	(41)
Net Cash Provided by Operating Activities	167,522
Cash Flows from Investing Activities	
Purchase of fixed assets	(11,448)
Purchase of goodwill	(52,882)
Purchase of non compete agreement	(10,000)
Net Cash Used in Investing Activities	(74,330)
Net Increase in Cash	93,192
Cash - Beginning of year	170,468
Cash - End of year	$ 263,660

Supplementary Disclosures of Cash Flow Information

Cash paid during the year for	
Interest	$ -
Taxes	$ 10,789

See notes to financial statements.

Charter Capital Management, Inc.
Notes To Financial Statements
Year Ended April 30, 2014

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is registered investment advisor.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method and an accelerated method, 200DB, over various lives between 3 and 10 years. In management's view the accelerated method does not result in materially different amounts than would be computed if straight-line were used.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees.

Management's estimate of unearned fees and prepaid salaries at April 30, 2014 is approximately $54,089, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. During the fiscal year ended April 30, 2014, $9,028 was expensed for advertising and marketing.

Income Taxes

The Company files their 1120 tax return on a calendar year end. The income tax expense reported was the tax owed on the December 31, 2013 corporate tax return. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2010. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2009.

The IRS examined the tax returns for the years ended December 31, 2012 and December 31, 2011. The maximum possible liability based on the IRS examination is $4,862 and $4,147 for the years ended December 31, 2012 and December 31, 2011, respectively. The Company is currently appealing the completed IRS examination.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2014, the Company's net capital and required net capital were $260,254 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 1.31%.

Note 3 - Line of Credit

The Company took out a revolving line of credit with US Bank in December 2011, allowing for borrowings up to $10,000 with an annual rate of 21.9%. The line of credit is collateralized by the checking account. At April 30, 2014 there were no amounts outstanding on the line of credit.

Note 4 - Common Stock

Common stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 5 - Lease Commitment

The Company leases office space from MLG/2525, LP. Total rent paid for the year ended April 30, 2014 was $19,600. Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Minimum Rentals
2015	$ 20,892
2016	21,284
2017	21,371
2018	21,828
2019	12,932
	$ 98,307

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Goodwill

During the year ended April 30, 2012 a Stockholder sold his 100% interest in the Company to a new Stockholder. As part of the agreement the Company purchased the Stockholder's goodwill. As part of the purchase of the goodwill the exiting Stockholder will receive quarterly payments through November 2020 based on a set percentage of the advisory fees, services fees, and commissions his clients generate. Goodwill as of April 30, 2014 was $134,047, based upon what was paid. Future payments are uncertain due to payments only being payable with client retention. The goodwill is covered by FASB ASC 350, which states that goodwill should not be amortized. Instead, it should be tested for impairment at the reporting unit level. As of April 30, 2014, no impairment was found.

Note 8 - Non-Compete Agreement

The Company also signed a non-compete agreement with the exiting Stockholder which is amortized over 15 years. During the year ended April 30, 2014, $10,000 was paid to this Stockholder. The future payments are uncertain due to payments only being payable with client retention.

Note 9 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended April 30, 2014 through June 17, 2014, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
Year Ended April 30, 2014

		2014
Net Capital Computation		
Stockholders' equity at year end	$	460,690
Deductions:		
Nonallowable assets:		
Prepaid expenses		(8,549)
Nonallowable receivables		(4,610)
Nonallowable receivables from non-customers		(3,605)
Net property and equipment		(11,016)
Estimated tax payments		(2,776)
Other assets		(169,880)
Net Capital	$	260,254
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	227
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	3,406
Aggregate Indebtedness	$	3,406
Percentage of Aggregate Indebtedness to Net Capital		1.31%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	260,253
Rounding		1
Net Capital	$	260,254

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
of Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. as of and for the year ended April 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Charter Capital Management, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Charter Capital Management, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Charter Capital Management, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Charter Capital Management, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Charter Capital Management, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Charter Capital Management, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Charter Capital Management, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Waukesha, Wisconsin
June 17, 2014